Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Six Months Ended June 30
	2011	2010

Earnings:
Pretax income excluding income or loss from equity investments	$73,884	$65,309
Adjustments:
Fixed charges	131,944	75,491
Distributed income from equity investments	12,330	4,832
Capitalized interest, net of amortization	1,849	2,150
Arch Western Resources, LLC dividends on preferred membership interest	(57)	(52)
Total earnings	$219,950	$147,730
Fixed charges:
Interest expense	$76,829	$70,208
Capitalized interest	211	—
Bridge Financing Costs related to ICG	49,490	—
Arch Western Resources, LLC dividends on preferred membership interest	57	52
Portions of rent which represent an interest factor	5,357	5,231
Total fixed charges	$131,944	$75,491
Total fixed charges and preferred stock dividends	$131,944	$75,491
Ratio of earnings to combined fixed charges and preference dividends	1.67x	1.96x

Earnings consist of income from operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.